

P.O. BOX 738 - MARIETTA, OHIO - 45750
www.peoplesbancorp.com

NEWS RELEASE

FOR IMMEDIATE RELEASE
July 25, 2017

Contact: John C. Rogers
Chief Financial Officer and Treasurer
(740) 373-3155

PEOPLES BANCORP INC. REPORTS THE SECOND CONSECUTIVE QUARTER OF RECORD QUARTERLY NET INCOME

    MARIETTA, Ohio - Peoples Bancorp Inc. ("Peoples") (NASDAQ: PEBO) today announced results for the quarter ended June 30, 2017. Net income totaled $9.8 million for the second quarter of 2017, representing earnings per diluted common share of $0.53. In comparison, earnings per diluted common share were $0.48 for the first quarter of 2017 and $0.44 for the second quarter of 2016.

    "We generated our second consecutive quarter of record quarterly net income. Our efficiency ratio showed significant improvement, which illustrates the focus that has been given to generating positive operating leverage. Annualized return on average assets improved to 1.12% for the quarter, and we had a 12% annualized improvement in our tangible book value per share during the second quarter of 2017," said Chuck Sulerzyski, President and Chief Executive Officer. "We are pleased with our second quarter results, and intend to continue to build on the momentum of those results as we proceed into the second half of 2017. We believe that our continued focus on our customers by our dedicated employees is paying dividends and is the foundation of our recent results."

Statement of Operations Highlights:
- *Net interest income for the second quarter of 2017 increased 4% compared to the linked quarter and 7% compared to the second quarter of 2016.*
  - Net interest margin was 3.62% for the second quarter of 2017, compared to 3.55% for the linked quarter and 3.57% for the second quarter of 2016.
- *Provision for loan losses was $0.9 million for the second quarter of 2017 and was impacted by the loan growth experienced during the quarter.*
- *Total fee-based income for the second quarter of 2017 grew 2% compared to the linked quarter and 10% compared to the second quarter of 2016.*
  - The growth during the second quarter of 2017 was muted by the reduction of $1.3 million in annual performance-based insurance commissions that, for the most part, are recognized in the first quarter of each year.
- *Total non-interest expense was $26.7 million for the second quarter of 2017, a decrease of 2% compared to the linked quarter and up only 1% compared to the second quarter of 2016.*
  - The efficiency ratio was 61.2% for the second quarter of 2017, compared to 64.9% for the first quarter of 2017 and 65.1% in the second quarter of 2016.
- *Generated positive operating leverage of 7% for the second quarter of 2017 compared to the second quarter of 2016.*
  - Total revenue, which is net interest income plus total fee-based income, grew 8% for the second quarter of 2017 compared to the second quarter of 2016, while total non-interest expense growth was only 1% for the same period, which resulted in positive operating leverage of 7%.

Balance Sheet Highlights:
- *Period-end total loan balances at June 30, 2017 grew 8%, on an annualized basis, compared to March 31, 2017 and 8% compared to June 30, 2016.*
  - Indirect consumer loans at June 30, 2017 grew $22.4 million, or 32% annualized, compared to March 31, 2017.
  - Commercial loan balances grew $31.8 million, or 10% annualized, at June 30, 2017 compared to March 31, 2017.

- *Asset quality improved during the quarter.*
  - Nonperforming assets decreased to 0.88% of total loans and other real estate owned ("OREO") at June 30, 2017 compared to 0.98% at March 31, 2017.
  - Nonaccrual loans at June 30, 2017 decreased $1.4 million, or 8%, compared to March 31, 2017.
  - Net charge-offs as a percent of average gross loans were 0.11% annualized for the second quarter of 2017.
  - Classified loans, which are those categorized as substandard or doubtful, decreased $3.5 million, or 6%, at June 30, 2017 compared to March 31, 2017.
  - At June 30, 2017, allowance for loan losses of $18.8 million was up slightly compared to March 31, 2017, due primarily to loan growth experienced during the quarter.
- *Period-end total deposit balances decreased $25 million, or 1%, at June 30, 2017 compared to March 31, 2017.*
  - Governmental deposit balances decreased $32.9 million, or 10%, during the second quarter of 2017 due primarily to seasonality.
  - Non-interest-bearing deposits remained at 29% of total deposits as of June 30, 2017.

Net Interest Income:

Net interest income was $28.1 million for the second quarter of 2017, a 4% increase compared to the linked quarter and a 7% increase over the second quarter of 2016. Net interest margin increased to 3.62% for the second quarter of 2017, compared to 3.55% for the first quarter of 2017 and 3.57% for the second quarter of 2016. For the first six months of 2017, net interest income grew 6% compared to 2016, and net interest margin improved 3 basis points to 3.58%. The increase in net interest income compared to all prior periods was due primarily to loan growth, with the increase in interest rates positively impacting the net interest margin as well.

The accretion income, net of amortization expense, from acquisitions was $0.7 million for the second quarter of 2017, compared to $0.8 million for the first quarter of 2017 and $0.9 million for the second quarter of 2016, which added 10 basis points, 11 basis points and 12 basis points, respectively, to the net interest margin.

Provision for Loan Losses:

The provision for loan losses was $0.9 million for the second quarter of 2017, compared to $0.6 million for the first quarter of 2017 and $0.7 million for the second quarter of 2016. The higher provision for loan losses recorded during the second quarter of 2017 was reflective of the growth in loan balances during the quarter. For the first six months of 2017, provision for loan losses was $1.6 million, compared to $1.7 million for the first six months of 2016.

Fee-based Income:

Total fee-based income increased $0.3 million, or 2%, compared to the linked quarter, and grew $1.2 million, or 10%, compared to the second quarter of 2016. The increase compared to the first quarter of 2017 was muted by the decrease in insurance income, which was largely the result of a reduction of $1.3 million in annual performance-based insurance commissions that, for the most part, are recognized in the first quarter of each year. Commercial loan swap fee income was $651,000 for the second quarter of 2017, which was over $380,000 more than the linked quarter and the second quarter of 2016. Trust and investment income increased 11% compared to the linked quarter and 7% compared to the second quarter of 2016. The increase in other income was impacted by the sale of the government guaranteed portion of a loan for $437,000 in the second quarter of 2017. Bank owned life insurance income increased $243,000 compared to the second quarter of 2016 due to the $35 million of polices that were purchased late in the second quarter of 2016. The increases compared to the second quarter of 2016 were partially offset by a decline in deposit account service charges, which was largely the result of a decrease in overdraft fees.

For the first six months of 2017, total fee-based income grew $1.5 million, or 6%, compared to 2016. The increase compared to the first six months of 2016 was mainly the result of growth in a number of categories. Bank owned life insurance income increased $569,000, trust and investment income increased $501,000, commercial loan swap fee income increased $491,000, and mortgage banking income increased $429,000. The increases were partially offset by declines in deposit account service charges of 9% and insurance income of 4%.

Non-interest Expense:

Total non-interest expense for the second quarter of 2017 was $26.7 million, compared to $27.3 million for the first quarter of 2017 and $26.5 million for the second quarter of 2016, resulting in a decrease of 2% compared to the linked quarter and an increase of 1% compared to the second quarter of 2016. The decline compared to the linked quarter was largely the result of decreased salaries and employee benefit costs, which were down $447,000, or 3%. Salaries and employee benefit costs decreased mainly due to lower health insurance costs, lower base salaries and wages, and associated payroll taxes. The decrease in health insurance costs was due to lower claims, while the decrease in base salaries and wages, and associated payroll taxes, was due to the continued focus on expense management. The decreases were partially offset by an increase in incentive compensation, which is tied to business performance. The increase compared to the second quarter of 2016 was primarily the result of an increase in incentive compensation, which was partially offset by a decrease in professional fees.

For the first six months of 2017, total non-interest expense increased $1.2 million, or 2%. The increase was primarily the result of an increase in incentive compensation. The improved financial results of the company and increased production for the first six months of 2017 compared to the first six months of 2016 have resulted in higher incentive compensation.

The efficiency ratio for the second quarter of 2017 was 61.2%, compared to 64.9% for the linked quarter and 65.1% for the second quarter of 2016. For the first six months of 2017, the efficiency ratio was 63.0%, compared to 64.7% for the first six months of 2016.

Loans:

Period-end total loan balances at June 30, 2017 increased $44.9 million, or 8% annualized, compared to March 31, 2017. Indirect consumer lending continued to be a key component of loan growth, as balances increased $22.4 million, or 32% annualized, during the quarter. The growth in indirect consumer lending included continued diversification in the portfolio beyond automobile loans, including loans for recreational vehicles and motorcycles. Commercial loans grew $31.8 million, or 10% annualized, with commercial real estate loans growing $29.0 million, or 14% annualized, during the quarter. From a bank regulatory perspective, non-owner-occupied commercial real estate loan balances as of June 30, 2017 remained well below the guidance from the regulators of financial institutions of 300% of total risk-based capital. The ratio at June 30, 2017 of non-owner-occupied commercial real estate loans to total risk-based capital was 162%, compared to 152% as of March 31, 2017.

Compared to December 31, 2016, period-end loan balances at June 30, 2017 increased $69.4 million, or 6% annualized.   Indirect consumer loan balances increased $53.3 million, or 42% annualized. Commercial real estate loans grew $31.6 million, or 8% annualized, for the first six months of 2017.

At June 30, 2017, period-end loan balances increased $165.6 million, or 8%, compared to June 30, 2016. The increase was primarily the result of indirect consumer lending contributing loan growth of $99.0 million, or 48%, compared to June 30, 2016. Commercial loan balances grew $107.6 million, or 9%, from June 30, 2016, with the growth almost evenly split between commercial real estate and commercial and industrial loan balances. At June 30, 2017, indirect consumer loan balances comprised 13% of the total loan portfolio, compared to 13%, 11% and 10% at March 31, 2017, December 31, 2016 and June 30, 2016, respectively.

Quarterly average gross loan balances increased $27.4 million, or 5% annualized, compared to the linked quarter. The quarterly average gross loan balances for both the three and six months ended June 30, 2017 grew 7% compared to the same periods in 2016.

Asset Quality:

Asset quality metrics improved during the second quarter of 2017. Nonperforming assets as a percent of total loans and OREO decreased to 0.88% at June 30, 2017, compared to 0.98% at March 31, 2017 and 1.04% at June 30, 2016.

Annualized net charge-offs were 0.11% of average gross loans during the first and second quarter of 2017, compared to 0.03% in the second quarter of 2016. For the first six months of 2017, annualized net charge-offs were 0.11%, compared to 0.06% for the first six months of 2016.

Classified loans, which are those categorized as substandard or doubtful, decreased $3.5 million, or 6%, compared to March 31, 2017 and increased $1.3 million, or 2%, compared to June 30, 2016. As a percent of total loans, classified loans were 2.31% at June 30, 2017, compared to 2.51% at March 31, 2017 and 2.43% at June 30, 2016. Criticized loans, which are those categorized as special mention, substandard or doubtful, increased $10.2 million, or 10%, compared to March 31, 2017 and increased $4.9 million, or 5%, compared to June 30, 2016. As a percent of total loans, criticized loans were 4.86% at June 30, 2017, compared to 4.50% at March 31, 2017 and 5.01% at June 30, 2016. The increase in criticized loans at June 30, 2017, compared to March 31, 2017, was due primarily to two commercial loan relationships being downgraded to special mention status during the quarter.

At June 30, 2017, the allowance for loan losses increased to $18.8 million, compared to $18.5 million at March 31, 2017, and $17.8 million at June 30, 2016. The ratio of the allowance for loan losses as a percent of total loans was 0.82% at both June 30, 2017 and March 31, 2017, compared to 0.84% at June 30, 2016. The ratio includes total acquired loans of $463.7 million and allowance for acquired loan losses of $0.1 million. The continued decline in the ratio was due to the continued improvement in asset quality metrics.

Deposits:

As of June 30, 2017, period-end deposits declined $25.0 million, or 1%, compared to March 31, 2017, and increased $167.4 million, or 7%, compared to December 31, 2016. The decrease compared to March 31, 2017 was split almost evenly between non-interest-bearing and interest-bearing deposits. The decline in non-interest-bearing deposits was due primarily to one commercial customer having a higher than normal balance in their account as of March 31, 2017, which was reduced during the second quarter of 2017. The decline in interest-bearing deposits was driven by a reduction in governmental deposits of $32.9 million, which was partially offset by increases in interest-bearing demand accounts and money market deposits. Balances in governmental deposits are seasonally higher in the first quarter of each year compared to the other quarters.

The increase in period-end deposit balances compared to December 31, 2016 was primarily due to an increase of $70.9 million in brokered certificates of deposit, $45.9 million in governmental deposits and $37.6 million in non-interest-bearing deposits. The increase in brokered certificates of deposit was the result of adding relatively shorter term funding on the balance sheet. The increase in non-interest-bearing deposits was due primarily to two commercial customers maintaining higher than usual balances as of June 30, 2017.

Period-end deposits increased $144.2 million, or 6%, compared to June 30, 2016, with the increase split almost evenly between non-interest-bearing and interest-bearing deposits, with growth of $72.4 million and $71.8 million, respectively. Almost 35% of the total increase in non-interest-bearing deposits was due to an increase for one commercial customer, with the remaining increase attributable to increases for both commercial and individual customers, with no significant change in any one deposit account. The growth in interest-bearing deposits was due primarily to an increase of $73.3 million in brokered certificates of deposit and $51.4 million in interest-bearing demand accounts, which were partially offset by a decrease of $49.3 million in retail certificates of deposit.

Average deposits for the second quarter of 2017 increased $75.6 million, or 3%, compared to the linked quarter, with an increase of $64.6 million in interest-bearing deposits and $11.0 million in non-interest-bearing deposits. The increase in interest-bearing deposits was due primarily to an increase in brokered certificates of deposit and governmental deposits. Compared to the second quarter of 2016, average deposits increased $90.0 million, or 3%, with interest-bearing deposits increasing $46.7 million and non-interest-bearing deposits increasing $43.3 million. The increase in interest-bearing deposits was due primarily to an increase in brokered certificates of deposit, which was largely offset by a decrease in retail certificates of deposit, and an increase in interest-bearing demand accounts.

For the first six months of 2017, average deposits increased $58.0 million, or 2%, compared to the first six months of 2016. The increase was primarily due to an increase of $45.8 million, or 6%, in non-interest bearing deposits.

Non-interest-bearing deposits comprised 29% of total deposits at June 30, 2017, March 31, 2017 and December 31, 2016, compared to 28% at June 30, 2016.

Stockholders' Equity:

At June 30, 2017, the tier 1 risk-based capital ratio was 13.47%, compared to 13.34% at March 31, 2017 and 13.33% at June 30, 2016. The total risk-based capital ratio was 14.40% at June 30, 2017, compared to 14.27% at March 31, 2017 and 14.23% at June 30, 2016. The improvement in these capital ratios compared to the linked quarter was due mainly to increased earnings, which exceeded the dividends declared and paid during the quarter by $6.1 million.

Peoples Bancorp Inc. is a diversified financial services holding company with $3.5 billion in total assets, 75 locations, including 67 full-service bank branches, and 75 ATMs in Ohio, West Virginia and Kentucky. Peoples makes available a complete line of banking, investment, insurance and trust solutions through its subsidiaries - Peoples Bank and Peoples Insurance Agency, LLC. Peoples' common shares are traded on the NASDAQ Global Select Market® under the symbol "PEBO", and Peoples is a member of the Russell 3000 index of U.S. publicly-traded companies. Learn more about Peoples at www.peoplesbancorp.com.

Conference Call to Discuss Earnings:

Peoples will conduct a facilitated conference call to discuss second quarter 2017 results of operations today at 11:00 a.m., Eastern Daylight Savings Time, with members of Peoples' executive management participating. Analysts, media and individual investors are invited to participate in the conference call by calling (866) 890-9285. A simultaneous webcast of the conference call audio will be available online via the "Investor Relations" section of Peoples' website, www.peoplesbancorp.com. Participants are encouraged to call or sign in at least 15 minutes prior to the scheduled conference call time to ensure participation and, if required, to download and install the necessary software. A replay of the call will be available on Peoples' website in the "Investor Relations" section for one year.

Use of Non-GAAP Financial Measures

This news release contains financial information and performance measures determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Management uses these "non-GAAP" financial measures in its analysis of Peoples' performance and the efficiency of its operations. Management believes that these non-GAAP financial measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods and peers. These disclosures should not be viewed as substitutes for financial measures determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Below is a listing of the non-GAAP financial measures used in this news release:

- Core non-interest expenses are non-GAAP since they exclude the impact of costs associated with the system upgrade of Peoples' core banking system, acquisition-related costs, pension settlement charges, severance charges and legal settlement charges.
- Efficiency ratio is calculated as total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total fee-based income. This measure is non-GAAP since it excludes amortization of other intangible assets and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income.
- Tangible assets, tangible equity and tangible book value per common share measures are non-GAAP since they exclude the impact of goodwill and other intangible assets acquired through acquisitions on both total stockholders' equity and total assets.
- Pre-provision net revenue is defined as net interest income plus total fee-based income minus total non-interest expense. This measure is non-GAAP since it excludes the provision for (recovery of) loan losses and all gains and/or losses included in earnings.
- Return on tangible stockholders' equity is calculated as net income (less after-tax impact of amortization of other intangible assets) divided by tangible stockholders' equity. This measure is non-GAAP since it excludes the after-tax impact of amortization of other intangible assets from earnings and the impact of goodwill and other intangible assets acquired through acquisitions on total stockholders' equity.

A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures is included at the end of this news release under the caption of "Non-GAAP Financial Measures".

Safe Harbor Statement:

Certain statements made in this news release regarding Peoples' financial condition, results of operations, plans, objectives, future performance and business, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by the fact they are not historical facts and include words such as "anticipate," "estimate," "may," "feel," "expect," "believe," "plan," "will," "would," "should," "could" and similar expressions.

These forward-looking statements reflect management's current expectations based on all information available to management and its knowledge of Peoples' business and operations. Additionally, Peoples' financial condition, results of operations, plans, objectives, future performance and business are subject to risks and uncertainties that may cause actual results to differ materially. These factors include, but are not limited to:

(1) the success, impact, and timing of the implementation of Peoples' business strategies, including the successful integration of acquisitions and the expansion of consumer lending activity;
(2) competitive pressures among financial institutions or from non-financial institutions which may increase significantly, including product and pricing pressures, changes to third-party relationships and revenues, and Peoples' ability to attract, develop and retain qualified professionals;
(3) changes in the interest rate environment due to economic conditions and/or the fiscal policies of the United States ("U.S.") government and the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which may adversely impact interest rates, interest margins, loan demand and interest rate sensitivity;
(4) uncertainty regarding the nature, timing and effect of legislative or regulatory changes or actions, promulgated and to be promulgated by governmental and regulatory agencies in the State of Ohio, the Federal Deposit Insurance Corporation, the Federal Reserve Board and the Consumer Financial Protection Bureau, which may subject Peoples, its subsidiaries, or one or more acquired companies to a variety of new and more stringent legal and regulatory requirements which adversely affect their respective businesses, including in particular the rules and regulations promulgated and to be promulgated under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Basel III regulatory capital reform;

(5) changes in policy and other regulatory and legal developments accompanying the current presidential administration and uncertainty or speculation pending the enactment of such changes;

(6) Peoples' ability to leverage the core banking systems upgrade that occurred in the fourth quarter of 2016 (including the related core operating systems, data systems and products) without complications or difficulties that may otherwise result in the loss of customers, operational problems or one-time costs currently not anticipated to arise in connection with such upgrade;

(7) local, regional, national and international economic conditions and the impact these conditions may have on Peoples, its customers and its counterparties, and Peoples' assessment of the impact, which may be different than anticipated;

(8) Peoples' ability to integrate any future acquisitions which may be unsuccessful, or may be more difficult, time-consuming or costly than expected;

(9) Peoples may issue equity securities in connection with future acquisitions, which could cause ownership and economic dilution to Peoples' current shareholders;

(10) changes in prepayment speeds, loan originations, levels of nonperforming assets, delinquent loans and charge-offs, which may be less favorable than expected and adversely impact the amount of interest income generated;

(11) adverse changes in the economic conditions and/or activities, including, but not limited to, continued economic uncertainty in the U.S., the European Union (including the uncertainty surrounding the actions to be taken to implement the referendum by British voters to exit the European Union), Asia, and other areas, which could decrease sales volumes, add volatility to the global stock markets, and increase loan delinquencies and defaults;

(12) deterioration in the credit quality of Peoples' loan portfolio, which may adversely impact the provision for loan losses;

(13) changes in accounting standards, policies, estimates or procedures which may adversely affect Peoples' reported financial condition or results of operations;

(14) Peoples' assumptions and estimates used in applying critical accounting policies, which may prove unreliable, inaccurate or not predictive of actual results;

(15) adverse changes in the conditions and trends in the financial markets, including political developments, which may adversely affect the fair value of securities within Peoples' investment portfolio, the interest rate sensitivity of Peoples' consolidated balance sheet, and the income generated by Peoples' trust and investment activities;

(16) Peoples' ability to receive dividends from its subsidiaries;

(17) Peoples' ability to maintain required capital levels and adequate sources of funding and liquidity;

(18) the impact of minimum capital thresholds established as a part of the implementation of Basel III;

(19) the impact of larger or similar sized financial institutions encountering problems, which may adversely affect the banking industry and/or Peoples' business generation and retention, funding and liquidity;

(20) the costs and effects of regulatory and legal developments, including the outcome of potential regulatory or other governmental inquiries and legal proceedings and results of regulatory examinations;

(21) Peoples' ability to secure confidential information through the use of computer systems and telecommunications networks, including those of Peoples' third-party vendors and other service providers, may prove inadequate, which could adversely affect customer confidence in Peoples and/or result in Peoples incurring a financial loss;

(22) ability to anticipate and respond to technological changes which can impact Peoples' ability to respond to customer needs and meet competitive demands;

(23) changes in consumer spending, borrowing and saving habits, whether due to changes in business and economic conditions, legislative or regulatory initiatives, or other factors, which may be different than anticipated;

(24) the overall adequacy of Peoples' risk management program;

(25) the impact on Peoples' businesses, as well as on the risks described above, of various domestic or international widespread natural or other disasters, pandemics, cyber attacks, civil unrest, military or terrorist activities or international conflicts;

(26) significant changes in the tax laws, which may adversely affect the fair values of deferred tax assets and obligations of states and political subdivisions held in Peoples' investment securities portfolio; and

(27) other risk factors relating to the banking industry or Peoples as detailed from time to time in Peoples' reports filed with the Securities and Exchange Commission (the "SEC"), including those risk factors included in the disclosures under the heading "ITEM 1A. RISK FACTORS" of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

Peoples encourages readers of this news release to understand forward-looking statements to be strategic objectives rather than absolute targets of future performance. Peoples undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by applicable legal requirements. Copies of documents filed with the SEC are available free of charge at the SEC's website at http://www.sec.gov and/or from Peoples' website.

As required by U.S. GAAP, Peoples is required to evaluate the impact of subsequent events through the issuance date of its June 30, 2017 consolidated financial statements as part of its Quarterly Report on Form 10-Q to be filed with the SEC. Accordingly, subsequent events could occur that may cause Peoples to update its critical accounting estimates and to revise its financial information from that which is contained in this news release.

PER COMMON SHARE DATA AND SELECTED RATIOS

	Three Months Ended			Six Months Ended	
	June 30, 2017	March 31, 2017	June 30, 2016	June 30,	
				2017	2016
PER COMMON SHARE:					
Earnings per common share:					
Basic	$ 0.54	$ 0.49	$ 0.44	$ 1.02	$ 0.88
Diluted	0.53	0.48	0.44	1.02	0.88
Cash dividends declared per common share	0.20	0.20	0.16	0.40	0.31
Book value per common share	24.69	24.25	24.07	24.69	24.07
Tangible book value per common share (a)	16.78	16.28	15.93	16.78	15.93
Closing stock price at end of period	$ 32.13	$ 31.66	$ 21.79	$ 32.13	$ 21.79
SELECTED RATIOS:					
Return on average stockholders' equity (b)	8.76%	8.14 %	7.45%	8.45%	7.52%
Return on average tangible stockholders' equity (b) (c)	13.71%	12.95 %	12.31%	13.34%	12.50%
Return on average assets (b)	1.12%	1.04 %	0.97%	1.08%	0.98%
Efficiency ratio (d)	61.19%	64.89 %	65.08%	63.01%	64.67%
Pre-provision net revenue to total average assets (b)(e)	1.72%	1.52 %	1.48%	1.63%	1.51%
Net interest margin (b)(f)	3.62%	3.55 %	3.57%	3.58%	3.55%
Dividend payout ratio (g)	37.32%	41.25 %	36.47%	39.19%	35.42%

(a) This amount represents a non-GAAP financial measure since it excludes the balance sheet impact of goodwill and other intangible assets acquired through acquisitions on stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this news release.

(b) Ratios are presented on an annualized basis.

(c) This amount represents a non-GAAP financial measure since it excludes the after-tax impact of amortization of other intangible assets from earnings and it excludes the balance sheet impact of goodwill and other intangible assets acquired through acquisitions on stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this news release.

(d) Total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total fee-based income. This amount represents a non-GAAP financial measure since it excludes amortization of other intangible assets, and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income. Additional information regarding the calculation of this ratio is included at the end of this news release.

(e) This ratio represents a non-GAAP financial measure since it excludes the provision for (recovery of) loan losses and all gains and/or losses included in earnings. This measure is a key metric used by federal bank regulatory agencies in their evaluation of capital adequacy for financial institutions. Additional information regarding the calculation of this ratio is included at the end of this news release.

(f) Information presented on a fully tax-equivalent basis.

(g) Ratios are calculated based on dividends paid during the period divided by earnings for the period.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in $000's)	Three Months Ended			Six Months Ended	
	June 30, 2017	March 31, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Total interest income	$ 31,208	$ 29,817	$ 28,921	$ 61,025	$ 57,364
Total interest expense	3,118	2,872	2,613	5,990	5,289
Net interest income	28,090	26,945	26,308	55,035	52,075
Provision for loan losses	947	624	727	1,571	1,682
Net interest income after provision for loan losses	27,143	26,321	25,581	53,464	50,393
Net gain on investment securities	18	340	767	358	863
Loss on debt extinguishment	—	—	(707)	—	(707)
Net loss on loans held-for-sale and other real estate owned	(24)	—	—	(24)	(1)
Net gain (loss) on other assets	133	(3)	(62)	130	(92)
Fee-based income:					
Insurance income	3,414	4,102	3,299	7,516	7,797
Trust and investment income	2,977	2,682	2,776	5,659	5,158
Electronic banking income	2,587	2,561	2,567	5,148	5,102
Deposit account service charges	2,294	2,429	2,563	4,723	5,166
Commercial loan swap fee income	651	268	264	919	428
Bank owned life insurance income	496	493	253	989	420
Mortgage banking income	467	387	265	854	425
Other income	704	412	380	1,116	925
Total fee-based income	13,590	13,334	12,367	26,924	25,421
Non-interest expense:					
Salaries and employee benefit costs	15,049	15,496	13,972	30,545	28,297
Net occupancy and equipment expense	2,648	2,713	2,581	5,361	5,387
Professional fees	1,529	1,610	2,123	3,139	3,582
Electronic banking expense	1,525	1,514	1,485	3,039	2,918
Data processing and software expense	1,096	1,142	1,013	2,238	1,762
Amortization of other intangible assets	871	863	1,007	1,734	2,015
Franchise tax expense	584	583	483	1,167	1,021
FDIC insurance expense	457	433	540	890	1,157
Communication expense	390	410	584	800	1,212
Marketing expense	354	280	414	634	812
Foreclosed real estate and other loan expenses	179	196	100	375	351
Other non-interest expense	1,998	2,091	2,203	4,089	4,273
Total non-interest expense	26,680	27,331	26,505	54,011	52,787
Income before income taxes	14,180	12,661	11,441	26,841	23,090
Income tax expense	4,414	3,852	3,479	8,266	7,133
Net income	$ 9,766	$ 8,809	$ 7,962	$ 18,575	$ 15,957
PER SHARE DATA:					
Earnings per common share – Basic	$ 0.54	$ 0.49	$ 0.44	$ 1.02	$ 0.88
Earnings per common share – Diluted	$ 0.53	$ 0.48	$ 0.44	$ 1.02	$ 0.88
Cash dividends declared per common share	$ 0.20	$ 0.20	$ 0.16	$ 0.40	$ 0.31
Weighted-average common shares outstanding – Basic	18,044,574	18,029,991	17,980,797	18,037,333	18,026,272
Weighted-average common shares outstanding – Diluted	18,203,752	18,192,957	18,113,812	18,195,715	18,154,260
Actual common shares outstanding (end of period)	18,279,036	18,270,508	18,185,708	18,279,036	18,185,708

CONSOLIDATED BALANCE SHEETS

(in $000's)		June 30, 2017		December 31, 2016
Assets				
Cash and cash equivalents:				
Cash and due from banks	$	**56,310**	$	58,129
Interest-bearing deposits in other banks		**16,122**		8,017
Total cash and cash equivalents		**72,432**		66,146
Available-for-sale investment securities, at fair value (amortized cost of $792,803 at June 30, 2017 and $777,017 at December 31, 2016)		**799,088**		777,940
Held-to-maturity investment securities, at amortized cost (fair value of $43,768 at June 30, 2017 and $43,227 at December 31, 2016)		**43,060**		43,144
Other investment securities, at cost		**38,371**		38,371
Total investment securities		**880,519**		859,455
Loans, net of deferred fees and costs		**2,294,359**		2,224,936
Allowance for loan losses		**(18,815)**		(18,429)
Net loans		**2,275,544**		2,206,507
Loans held for sale		**3,420**		4,022
Bank premises and equipment, net of accumulated depreciation		**52,188**		53,616
Bank owned life insurance		**61,214**		60,225
Goodwill		**132,631**		132,631
Other intangible assets		**12,061**		13,387
Other assets		**35,117**		36,359
Total assets	$	**3,525,126**	$	3,432,348
Liabilities				
Deposits:				
Non-interest-bearing deposits	$	**772,061**	$	734,421
Interest-bearing deposits		**1,905,083**		1,775,301
Total deposits		**2,677,144**		2,509,722
Short-term borrowings		**142,532**		305,607
Long-term borrowings		**219,014**		145,155
Accrued expenses and other liabilities		**35,083**		36,603
Total liabilities		**3,073,773**		2,997,087
Stockholders' Equity				
Preferred stock, no par value, 50,000 shares authorized, no shares issued at June 30, 2017 and December 31, 2016		**—**		—
Common stock, no par value, 24,000,000 shares authorized, 18,945,490 shares issued at June 30, 2017 and 18,939,091 shares issued at December 31, 2016, including shares in treasury		**344,211**		344,404
Retained earnings		**121,590**		110,294
Accumulated other comprehensive income (loss), net of deferred income taxes		**1,439**		(1,554)
Treasury stock, at cost, 701,382 shares at June 30, 2017 and 795,758 shares at December 31, 2016		**(15,887)**		(17,883)
Total stockholders' equity		**451,353**		435,261
Total liabilities and stockholders' equity	$	**3,525,126**	$	3,432,348

SELECTED FINANCIAL INFORMATION

(in $000's, end of period)		June 30, 2017		March 31, 2017		December 31, 2016		September 30, 2016		June 30, 2016
Loan Portfolio										
Commercial real estate, construction	$	**112,169**	$	103,317	$	94,726	$	81,080	$	98,993
Commercial real estate, other		**750,219**		730,055		736,023		728,878		708,910
Commercial and industrial		**431,473**		428,737		422,339		400,042		378,352
Residential real estate		**512,887**		524,212		535,925		545,161		555,123
Home equity lines of credit		**111,710**		110,028		111,492		111,196		109,017
Consumer, indirect		**306,113**		283,762		252,832		230,286		207,116
Consumer, other		**69,267**		68,670		70,519		71,491		70,065
Deposit account overdrafts		**521**		721		1,080		1,074		1,214
Total loans	$	**2,294,359**	$	2,249,502	$	2,224,936	$	2,169,208	$	2,128,790
Total acquired loans (a)	$	**463,684**	$	491,819	$	516,832	$	551,021	$	591,967
Total originated loans	$	**1,830,675**	$	1,757,683	$	1,708,104	$	1,618,187	$	1,536,823
Deposit Balances										
Non-interest-bearing deposits	$	**772,061**	$	785,047	$	734,421	$	745,468	$	699,695
Interest-bearing deposits:										
Interest-bearing demand accounts		**303,501**		292,187		278,975		270,490		252,119
Retail certificates of deposit (b)		**352,758**		353,918		360,464		390,568		402,102
Money market deposit accounts		**397,211**		386,999		407,754		411,111		401,828
Governmental deposit accounts		**297,560**		330,477		251,671		286,716		300,639
Savings accounts		**443,110**		445,720		436,344		438,087		438,952
Brokered certificates of deposit (b)		**110,943**		107,817		40,093		33,017		37,636
Total interest-bearing deposits		**1,905,083**		1,917,118		1,775,301		1,829,989		1,833,276
Total deposits	$	**2,677,144**	$	2,702,165	$	2,509,722	$	2,575,457	$	2,532,971
Asset Quality										
Nonperforming assets (NPAs):										
Loans 90+ days past due and accruing	$	**2,583**	$	3,006	$	3,771	$	4,161	$	5,869
Nonaccrual loans		**16,921**		18,293		21,325		19,346		15,582
Total nonperforming loans (NPLs)		**19,504**		21,299		25,096		23,507		21,451
Other real estate owned (OREO)		**652**		677		661		719		679
Total NPAs	$	**20,156**	$	21,976	$	25,757	$	24,226	$	22,130
Criticized loans (c)		**111,480**		101,284		99,182		99,294		106,616
Classified loans (d)		**53,041**		56,503		57,736		53,755		51,762
Allowance for loan losses as a percent of NPLs (e)(f)		**96.47%**		86.71%		73.43%		77.50%		83.16%
NPLs as a percent of total loans (e)(f)		**0.85%**		0.95%		1.13%		1.08%		1.01%
NPAs as a percent of total assets (e)(f)		**0.57%**		0.64%		0.75%		0.72%		0.66%
NPAs as a percent of total loans and OREO (e)(f)		**0.88%**		0.98%		1.16%		1.11%		1.04%
Criticized loans as a percent of total loans		**4.86%**		4.50%		4.46%		4.58%		5.01%
Classified loans as a percent of total loans		**2.31%**		2.51%		2.59%		2.48%		2.43%
Allowance for loan losses as a percent of total loans (e)		**0.82%**		0.82%		0.83%		0.84%		0.84%
Capital Information (g)										
Common Equity Tier 1 risk-based capital ratio		**13.18%**		13.05%		12.91%		13.04%		13.03%
Tier 1 risk-based capital ratio		**13.47%**		13.34%		13.21%		13.34%		13.33%
Total risk-based capital ratio (Tier 1 and Tier 2)		**14.40%**		14.27%		14.11%		14.24%		14.23%
Leverage ratio		**9.72%**		9.60%		9.66%		9.71%		9.56%
Common Equity Tier 1 capital	$	**318,849**	$	310,856	$	306,506	$	301,222	$	295,148
Tier 1 capital		**325,865**		317,826		313,430		308,099		301,977
Total capital (Tier 1 and Tier 2)		**348,309**		340,147		334,957		328,948		322,413
Total risk-weighted assets	$	**2,419,335**	$	2,382,874	$	2,373,359	$	2,309,951	$	2,265,022
Tangible equity to tangible assets (h)		**9.07%**		8.98%		8.80%		9.13%		9.10%

(a) Includes all loans acquired in 2012 and thereafter.

(b) Prior periods reclassified.
(c) Includes loans categorized as a special mention, substandard, or doubtful.
(d) Includes loans categorized as substandard or doubtful.
(e) Data presented as of the end of the period indicated.
(f) Nonperforming loans include loans 90+ days past due and accruing, renegotiated loans and nonaccrual loans. Nonperforming assets include nonperforming loans and OREO.
(g) June 30, 2017 data based on preliminary analysis and subject to revision.
(h) This ratio represents a non-GAAP financial measure since it excludes the balance sheet impact of intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Additional information regarding the calculation of this ratio is included at the end of this news release.

PROVISION FOR LOAN LOSSES INFORMATION

	Three Months Ended			Six Months Ended	
(in $000's)	June 30, 2017	March 31, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Provision for Loan Losses					
Provision for loan losses	**$ 850**	$ 400	$ 575	**$ 1,250**	$ 1,433
Provision for checking account overdrafts	**97**	224	152	**321**	249
Total provision for loan losses	**$ 947**	$ 624	$ 727	**$ 1,571**	$ 1,682
Net Charge-Offs					
Gross charge-offs	**$ 957**	$ 1,100	$ 855	**2,057**	$ 2,857
Recoveries	**357**	515	705	**872**	2,234
Net charge-offs	**$ 600**	$ 585	$ 150	**$ 1,185**	$ 623
Net Charge-Offs (Recoveries) by Type					
Commercial real estate, other	**$ 11**	$ (102)	$ (17)	**$ (91)**	$ (1,153)
Commercial and industrial	**—**	117	(244)	**117**	767
Residential real estate	**78**	19	194	**97**	333
Home equity lines of credit	**14**	—	—	**14**	3
Consumer, indirect	**299**	277	29	**576**	355
Consumer, other	**73**	(10)	55	**63**	92
Deposit account overdrafts	**125**	284	133	**409**	226
Total net charge-offs	**$ 600**	$ 585	$ 150	**$ 1,185**	$ 623
As a percent of average gross loans (annualized)	**0.11%**	0.11%	0.03%	**0.11%**	0.06%

SUPPLEMENTAL INFORMATION

(in $000's, end of period)	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016
Trust assets under administration and management	**$ 1,393,435**	$ 1,362,243	$ 1,301,509	$ 1,292,044	$ 1,280,004
Brokerage assets under administration and management	**836,192**	805,361	777,771	754,168	729,519
Mortgage loans serviced for others	**$ 402,516**	$ 399,279	$ 398,134	$ 389,090	$ 380,741
Employees (full-time equivalent)	**775**	776	782	799	803

CONSOLIDATED AVERAGE BALANCE SHEETS AND NET INTEREST INCOME

Three Months Ended

(in $000's)	June 30, 2017 Balance	Income/ Expense	Yield/ Cost	March 31, 2017 Balance	Income/ Expense	Yield/ Cost	June 30, 2016 Balance	Income/ Expense	Yield/ Cost
Assets									
Short-term investments	$ 12,275	$ 26	0.85%	$ 7,415	$ 15	0.82%	$ 9,073	$ 11	0.49%
Investment securities (a)(b)	879,498	6,174	2.81%	862,614	5,976	2.77%	877,046	5,984	2.73%
Loans (b)(c):									
Commercial real estate, construction	107,224	1,158	4.27%	94,215	993	4.22%	91,510	871	3.77%
Commercial real estate, other	735,915	8,892	4.78%	734,442	8,423	4.59%	721,714	8,341	4.57%
Commercial and industrial	433,277	4,858	4.44%	433,068	4,545	4.20%	373,220	4,017	4.26%
Residential real estate (d)	520,863	5,564	4.27%	531,457	5,769	4.34%	562,565	6,106	4.34%
Home equity lines of credit	111,185	1,233	4.45%	111,112	1,159	4.23%	107,919	1,203	4.48%
Consumer, indirect	293,917	2,570	3.51%	269,821	2,232	3.35%	194,642	1,824	3.77%
Consumer, other	69,329	1,229	7.11%	70,206	1,218	7.04%	70,430	1,066	6.09%
Total loans	2,271,710	25,504	4.46%	2,244,321	24,339	4.35%	2,122,000	23,428	4.39%
Allowance for loan losses	(18,554)			(18,585)			(17,362)		
Net loans	2,253,156			2,225,736			2,104,638		
Total earning assets	3,144,929	31,704	4.01%	3,095,765	30,330	3.93%	2,990,757	29,423	3.92%
Intangible assets	145,052			145,546			148,464		
Other assets	199,720			205,040			167,435		
Total assets	$ 3,489,701			$ 3,446,351			$ 3,306,656		
Liabilities and Equity									
Interest-bearing deposits:									
Savings accounts	$ 444,824	$ 61	0.06%	$ 439,206	$ 59	0.05%	$ 438,368	$ 58	0.05%
Government deposit accounts	301,448	168	0.22%	283,605	131	0.19%	302,852	146	0.19%
Interest-bearing demand accounts	295,080	98	0.13%	286,487	78	0.11%	251,773	46	0.07%
Money market deposit accounts	393,807	197	0.20%	398,839	187	0.19%	400,286	165	0.17%
Retail certificates of deposit	355,256	746	0.84%	342,837	726	0.86%	417,683	767	0.74%
Brokered certificates of deposits	110,160	459	1.67%	84,929	306	1.46%	42,934	321	3.01%
Total interest-bearing deposits	1,900,575	1,729	0.36%	1,835,903	1,487	0.33%	1,853,896	1,503	0.33%
Short-term borrowings	159,505	233	0.58%	205,296	251	0.50%	142,888	105	0.29%
Long-term borrowings	178,131	1,156	2.60%	172,053	1,134	2.66%	118,427	1,005	3.40%
Total borrowed funds	337,636	1,389	1.65%	377,349	1,385	1.48%	261,315	1,110	1.70%
Total interest-bearing liabilities	2,238,211	3,118	0.56%	2,213,252	2,872	0.53%	2,115,211	2,613	0.50%
Non-interest-bearing deposits	769,406			758,446			726,066		
Other liabilities	34,685			35,663			35,307		
Total liabilities	3,042,302			3,007,361			2,876,584		
Stockholders' equity	447,399			438,990			430,072		
Total liabilities and equity	$ 3,489,701			$ 3,446,351			$ 3,306,656		
Net interest income/spread (b)		$ 28,586	3.45%		$ 27,458	3.40%		$ 26,810	3.42%
Net interest margin (b)			3.62%			3.55%			3.57%

(a) Average balances are based on carrying value.

(b) Interest income and yields are presented on a fully tax-equivalent basis using a 35% federal statutory tax rate.

(c) Average balances include nonaccrual and impaired loans. Interest income includes interest earned and received on nonaccrual loans prior to the loans being placed on nonaccrual status. Loan fees included in interest income were immaterial for all periods presented.

(d) Loans held for sale are included in the average loan balance listed. Related interest income on loans originated for sale prior to the loan being sold is included in loan interest income.

| (in $000's) | For the Six Months Ended | | | | | |
| | June 30, 2017 | | | June 30, 2016 | | |
	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost
Assets						
Short-term investments	**9,859**	**41**	**0.84%**	$ 10,754	$ 27	0.50%
Investment securities (a)(b)	**871,103**	**12,150**	**2.79%**	876,345	11,912	2.72%
Loans (b)(c):						
Commercial real estate, construction	**100,755**	**2,151**	**4.25%**	85,856	1,652	3.81%
Commercial real estate, other	**735,182**	**17,315**	**4.68%**	728,875	16,833	4.57%
Commercial and industrial	**433,173**	**9,403**	**4.32%**	364,797	7,711	4.18%
Residential real estate (d)	**526,131**	**11,333**	**4.31%**	564,039	12,271	4.35%
Home equity lines of credit	**111,149**	**2,392**	**4.34%**	107,444	2,393	4.48%
Consumer, indirect	**281,935**	**4,802**	**3.43%**	184,136	3,458	3.78%
Consumer, other	**69,766**	**2,447**	**7.07%**	71,722	2,117	5.97%
Total loans	**2,258,091**	**49,843**	**4.42%**	2,106,869	46,435	4.41%
Allowance for loan losses	**(18,570)**			(17,103)		
Net loans	**2,239,521**			2,089,766		
Total earning assets	**3,120,483**	**62,034**	**3.97%**	2,976,865	58,374	3.90%
Intangible assets	**145,298**			148,996		
Other assets	**202,365**			162,608		
Total assets	**$3,468,146**			$3,288,469		
Liabilities and Equity						
Interest-bearing deposits:						
Savings accounts	**442,030**	**120**	**0.05%**	$ 430,082	$ 114	0.05%
Government deposit accounts	**292,576**	**299**	**0.21%**	300,769	293	0.20%
Interest-bearing demand accounts	**290,807**	**176**	**0.12%**	251,557	91	0.07%
Money market deposit accounts	**396,309**	**384**	**0.20%**	399,401	326	0.16%
Retail certificates of deposit	**74,967**	**764**	**2.06%**	46,928	687	2.94%
Brokered certificates of deposits	**371,728**	**1,473**	**0.80%**	427,429	1,593	0.75%
Total interest-bearing deposits	**1,868,417**	**3,216**	**0.35%**	1,856,166	3,104	0.34%
Short-term borrowings	**182,274**	**484**	**0.53%**	139,288	192	0.28%
Long-term borrowings	**175,108**	**2,290**	**2.63%**	115,899	1,993	3.45%
Total borrowed funds	**357,382**	**2,774**	**1.56%**	255,187	2,185	1.72%
Total interest-bearing liabilities	**2,225,799**	**5,990**	**0.54%**	2,111,353	5,289	0.50%
Non-interest-bearing deposits	**763,956**			718,181		
Other liabilities	**35,173**			32,127		
Total liabilities	**3,024,928**			2,861,661		
Stockholders' equity	**443,218**			426,808		
Total liabilities and equity	**$3,468,146**			$3,288,469		
Net interest income/spread (b)		**$ 56,044**	**3.43%**		$ 53,085	3.40%
Net interest margin (b)			**3.58%**			3.55%

(a) Average balances are based on carrying value.

(b) Interest income and yields are presented on a fully tax-equivalent basis using a 35% federal statutory tax rate.

(c) Average balances include nonaccrual and impaired loans. Interest income includes interest earned and received on nonaccrual loans prior to the loans being placed on nonaccrual status. Loan fees included in interest income were immaterial for all periods presented.

(d) Loans held for sale are included in the average loan balance listed. Related interest income on loans originated for sale prior to the loan being sold is included in loan interest income.

NON-GAAP FINANCIAL MEASURES

The following non-GAAP financial measures used by Peoples provide information useful to investors in understanding Peoples' operating performance and trends, and facilitate comparisons with the performance of Peoples' peers. The following tables summarize the non-GAAP financial measures derived from amounts reported in Peoples' consolidated financial statements:

	Three Months Ended			Six Months Ended	
	June 30,	March 31,	June 30,	June 30,	
(in $000's)	2017	2017	2016	2017	2016
Core non-interest expenses:					
Total non-interest expense	$ 26,680	$ 27,331	$ 26,505	$ 54,011	$ 52,787
Less: System upgrade costs	—	—	90	—	90
Core non-interest expenses	$ 26,680	$ 27,331	$ 26,415	$ 54,011	$ 52,697

	Three Months Ended			Six Months Ended	
	June 30,	March 31,	June 30,	June 30,	
(in $000's)	2017	2017	2016	2017	2016
Efficiency ratio:					
Total non-interest expense	$ 26,680	$ 27,331	$ 26,505	$ 54,011	$ 52,787
Less: Amortization of intangible assets	871	863	1,007	1,734	2,015
Adjusted non-interest expense	$ 25,809	$ 26,468	$ 25,498	$ 52,277	$ 50,772
Total fee-based income	$ 13,590	$ 13,334	$ 12,367	26,924	25,421
Net interest income	$ 28,090	$ 26,945	$ 26,308	$ 55,035	$ 52,075
Add: Fully tax-equivalent adjustment	496	513	502	1,009	1,010
Net interest income on a fully tax-equivalent basis	$ 28,586	$ 27,458	$ 26,810	$ 56,044	$ 53,085
Adjusted revenue	$ 42,176	$ 40,792	$ 39,177	$ 82,968	$ 78,506
Efficiency ratio	61.19%	64.89%	65.08%	63.01%	64.67%
Efficiency ratio adjusted for non-core items:					
Core non-interest expenses	$ 26,680	$ 27,331	$ 26,415	$ 54,011	$ 52,697
Less: Amortization of intangible assets	871	863	1,007	1,734	2,015
Adjusted non-interest expense	$ 25,809	$ 26,468	$ 25,408	$ 52,277	$ 50,682
Total fee-based income	$ 13,590	$ 13,334	$ 12,367	$ 26,924	$ 25,421
Net interest income on a fully tax-equivalent basis	$ 28,586	$ 27,458	$ 26,810	$ 56,044	$ 53,085
Adjusted revenue	$ 42,176	$ 40,792	$ 39,177	$ 82,968	$ 78,506
Efficiency ratio adjusted for non-core items	61.19%	64.89%	64.85%	63.01%	64.56%

(in $000's)	At or For the Three Months Ended									
		June 30, 2017		March 31, 2017		December 31, 2016		September 30, 2016		June 30, 2016
Tangible Equity:										
Total stockholders' equity	$	451,353	$	443,009	$	435,261	$	440,637	$	437,753
Less: goodwill and other intangible assets		144,692		145,505		146,018		147,005		147,971
Tangible equity	$	306,661	$	297,504	$	289,243	$	293,632	$	289,782
Tangible Assets:										
Total assets	$	3,525,126	$	3,459,276	$	3,432,348	$	3,363,585	$	3,333,455
Less: goodwill and other intangible assets		144,692		145,505		146,018		147,005		147,971
Tangible assets	$	3,380,434	$	3,313,771	$	3,286,330	$	3,216,580	$	3,185,484
Tangible Book Value per Common Share:										
Tangible equity	$	306,661	$	297,504	$	289,243	$	293,632	$	289,782
Common shares outstanding		18,279,036		18,270,508		18,200,067		18,195,986		18,185,708
Tangible book value per common share	$	16.78	$	16.28	$	15.89	$	16.14	$	15.93
Tangible Equity to Tangible Assets Ratio:										
Tangible equity	$	306,661	$	297,504	$	289,243	$	293,632	$	289,782
Tangible assets	$	3,380,434	$	3,313,771	$	3,286,330	$	3,216,580	$	3,185,484
Tangible equity to tangible assets		9.07%		8.98%		8.80%		9.13%		9.10%

(in $000's)	Three Months Ended						Six Months Ended		
		June 30, 2017		March 31, 2017		June 30, 2016		June 30, 2017	June 30, 2016
Pre-Provision Net Revenue:									
Income before income taxes	$	14,180	$	12,661	$	11,441	$	26,841	$ 23,090
Add: provision for loan losses		947		624		727		1,571	1,682
Add: loss on debt extinguishment		—		—		707		—	707
Add: net loss on loans held-for-sale and OREO		24		—		—		24	1
Add: net loss on other assets		—		3		62		3	92
Less: net gain on securities transactions		18		340		767		358	863
Less: gain on other assets		133		—		—		133	—
Pre-provision net revenue	$	15,000	$	12,948	$	12,170	$	27,948	$ 24,709
Pre-provision net revenue	$	15,000	$	12,948	$	12,170	$	27,948	$ 24,709
Total average assets	$	3,489,701	$	3,446,351	$	3,306,656	$	3,468,146	$ 3,288,469
Pre-provision net revenue to total average assets (annualized)		1.72%		1.52%		1.48%		1.63%	1.51%

(in $000's)	At or For the Three Months Ended						For the Six Months Ended		
	June 30, 2017		March 31, 2017		June 30, 2016		June 30,		
							2017		2016
Annualized Net Income Excluding Amortization of Other Intangible Assets:									
Net income	$	9,766	$	8,809	$	7,962	$ 18,575	$	15,957
Add: amortization of other intangible assets		871		863		1,007	1,734		2,015
Less: tax effect (at 35% tax rate) of amortization of other intangible assets		305		302		352	607		705
Net income excluding amortization of other intangible assets	$	10,332	$	9,370	$	8,617	$ 19,702	$	17,267
Days in the quarter		91		90		91	181		182
Days in the year		365		365		366	365		366
Annualized net income	$	39,171	$	35,725	$	32,023	$ 37,458	$	32,089
Annualized net income excluding amortization of other intangible assets	$	41,442	$	38,001	$	34,657	$ 39,731	$	34,724
Average Tangible Stockholders' Equity:									
Total average stockholders' equity	$	447,399	$	438,990	$	430,072	$ 443,218	$	426,808
Less: average goodwill and other intangible assets		145,052		145,546		148,464	145,298		148,996
Average tangible stockholders' equity	$	302,347	$	293,444	$	281,608	$ 297,920	$	277,812
Return on Average Stockholders' Equity Ratio:									
Annualized net income	$	39,171	$	35,725	$	32,023	$ 37,458	$	32,089
Average stockholders' equity	$	447,399	$	438,990	$	430,072	$ 443,218	$	426,808
Return on average stockholders' equity		8.76%		8.14%		7.45%	8.45%		7.52%
Return on Average Tangible Stockholders' Equity Ratio:									
Annualized net income excluding amortization of other intangible assets	$	41,442	$	38,001	$	34,657	$ 39,731	$	34,724
Average tangible stockholders' equity	$	302,347	$	293,444	$	281,608	$ 297,920	$	277,812
Return on average tangible stockholders' equity		13.71%		12.95%		12.31%	13.34%		12.50%

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